Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	4th Quarter 2019		4th Quarter 2018
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	5,682,959	814,621	4,532,178	649,663
Cost of sales	(4,575,365)	(655,853)	(3,670,367)	(526,127)
Gross profit	1,107,594	158,768	861,811	123,536
Other operating income, net	104,403	14,966	64,359	9,226
Research and development costs	(227,954)	(32,676)	(107,677)	(15,435)
Selling, general and administrative costs	(663,235)	(95,071)	(485,846)	(69,643)
Operating profit	320,808	45,987	332,647	47,684
Finance costs	(27,118)	(3,887)	(31,090)	(4,457)
Share of results of associates and joint ventures	17,965	2,575	(2,999)	(430)
Profit before tax	311,655	44,675	298,558	42,797
Income tax expense	(19,831)	(2,843)	(28,364)	(4,066)
Profit for the period	291,824	41,832	270,194	38,731
Attributable to:
Equity holders of the parent	209,572	30,042	191,782	27,491
Non-controlling interests	82,252	11,790	78,412	11,240
	291,824	41,832	270,194	38,731
Net earnings per common share
- Basic	5.13	0.74	4.69	0.67
- Diluted	5.13	0.74	4.69	0.67
Unit sales	94,649		93,881

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2019 and 2018

(RMB and US$ amounts expressed in thousands, except per share data)

	2019 (Unaudited)		2018 (Audited)
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	18,016,085	2,582,507	16,263,248	2,331,247
Cost of sales	(14,910,244)	(2,137,302)	(13,171,227)	(1,888,023)
Gross profit	3,105,841	445,205	3,092,021	443,224
Other operating income, net	338,486	48,520	192,680	27,620
Research and development costs	(492,204)	(70,555)	(447,668)	(64,171)
Selling, general and administrative costs	(1,806,042)	(258,886)	(1,554,512)	(222,831)
Operating profit	1,146,081	164,284	1,282,521	183,842
Finance costs	(131,796)	(18,892)	(113,088)	(16,211)
Share of results of associates and joint ventures	19,034	2,728	11,634	1,668
Profit before tax	1,033,319	148,120	1,181,067	169,299
Income tax expense	(172,619)	(24,744)	(206,667)	(29,625)
Profit for the period	860,700	123,376	974,400	139,674
Attributable to:
Equity holders of the parent	604,914	86,711	695,266	99,663
Non-controlling interests	255,786	36,665	279,134	40,011
	860,700	123,376	974,400	139,674
Net earnings per common share
- Basic	14.81	2.12	17.02	2.44
- Diluted	14.81	2.12	17.02	2.44
Unit sales	376,148		375,731

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2019 and 2018

(RMB and US$ amounts expressed in thousands)

	December 31, 2019 (Unaudited)		December 31, 2018 (Audited)
	RMB ’000	USD ’000	RMB ’000
Cash and bank balances	6,390,919	916,103	6,128,522
Trade and bills receivables	7,744,162	1,110,083	7,389,106
Inventories	2,824,137	404,825	2,517,864
Trade and bills payables	5,735,078	822,092	4,560,629
Short-term and long-term loans and borrowings	2,055,046	294,580	2,016,092
Equity attributable to equity holders of the parent	8,767,525	1,256,777	8,395,849